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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

VIA EDGAR

May 22, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, DC  20549

Attention:	Celeste M. Murphy, Legal Branch Chief

Re:	China Networks International Holdings Ltd.
Amendment No. 2 to Registration Statement on Form S-4/A
Filed May 14, 2009
File No. 333-157026

Alyst Acquisition Corp.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed May 14, 2009
File No. 001-33563

Dear Ms. Murphy:

On behalf of China Networks International Holdings Ltd. (“CN Holdings”) and Alyst Acquisition Corp. (“Alyst” and, together with CN Holdings, the “Companies”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Companies’ response to comments received from the Staff set forth in the letter, dated May 20, 2009 (the “Comment Letter”), relating to the above-referenced filings on behalf of the Companies (together, the “Filing”).  In addition, CN Holdings is filing today with the Commission Amendment No. 3 to the Form S-4 and Alyst is filing Amendment No. 3 to its Preliminary Proxy Statement.

For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.  Under separate cover, we are delivering to the Staff today five courtesy copies of this letter and marked copies of the amended Form S-4 to facilitate the Staff’s review.

U.S. practice conducted through McDermott Will & Emery LLP.
28 State Street Boston Massachusetts 02109-1775  Telephone: +1 617 535 4000  Facsimile: +1 617 535 3800   www.mwe.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

General

1.
We note that your revised registration statement/prospectus now includes disclosure that Alyst, China Networks Media, and/or its affiliates may negotiate arrangements to provide for the purchase of common shares issued in the IPO from the holders of common shares issued in the IPO who indicate their intention to vote against the business combination and seek conversion or otherwise wish to sell their common stock. We also note that this intention was not disclosed in your initial public offering prospectus contained in your Form S-1, as last amended June 21, 2007. In The Business Combination Proposal section where you describe the possible transactions to incentivize stockholders to vote for the transaction, please clarify why this is not, in effect, a waiver of the voting requirement or the limitation on conversion (particularly if proceeds of the trust may be used to fund such transactions) and why it is consistent with the terms of the IPO as described in the IPO prospectus and the requirements of the company’s charter.

Response to Comment 1:

The disclosure in the proxy statement/prospectus has been revised in consideration of the Staff’s comment.

The additional disclosure explains that the Companies did not disclose an intention to engage in transactions with stockholders that are intending to vote against approval of the Business Combination in order to induce them to approve it, and that this omission may give rise to claims by stockholders under the securities laws.

The Companies do not believe that such transactions constitute a waiver of the voting requirement or the limitation on conversion, as the Business Combination will not be completed unless the requisite number of shareholders vote to approve it and  refrain from converting their shares into cash.  Each stockholder shall retain at all times the right to reject participation in the Business Combination and convert such stockholder’s shares of common stock into the right to receive a full pro rata share of the trust, regardless of how many other stockholders vote to approve the Business Combination, for any reason.

Use of funds by the Companies to induce stockholders to vote to approve the transaction is consistent with the IPO prospectus and the requirement of Alyst’s charter because there are no prohibitions on such transactions in the charter or the IPO prospectus and because none of these possible transactions diminishes in any way the fundamental rights of the stockholders to receive their full pro rata share of the trust fund, regardless of how many other stockholders approve the Business Combination.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

2.
Please provide us with your analysis of whether the proposed purchases of Alyst common stock by Alyst, China Networks Media, and/or their respective affiliates may be deemed tender offers subject to Exchange Act Section 14(e) and Rule 13e-4, or Exchange Act Sections 14(d) and 14(e), respectively. Cite all authority on which you rely.

Response to Comment 2:

The Companies do not believe that their possible efforts to engage in transactions with the Alyst stockholders to incentivize them to approve the Business Combination will constitute a tender offer.  While Alyst has not yet proposed or discussed any specific transactions with Alyst’s stockholders, Alyst envisions that the transactions and the negotiations surrounding them would likely consist of individualized negotiations with a small number of institutional investors holding large amounts of stock.  Each stockholder involved in negotiations, as well as all other stockholders would have the right at all times to reject any proposals and received their full pro rata share of the trust fund, and therefore, will feel no pressure to accept any proposal made by Alyst.  Under the eight-part Wellman test, the factors examined to determine whether a transaction is a tender offer are whether the transaction:  (1) involves an active and widespread solicitation of security holders; (2) involves a solicitation for a substantial percentage of the issuer's stock; (3) offers a premium over the market price;  (4) contains terms that are fixed as opposed to flexible; (5) is conditioned upon the tender of a fixed number of securities; (6) is open for a limited period of time; (7) pressures security holders to respond; and (8) would result in the bidder acquiring a substantial amount of securities.  (See, SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985); Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979)).  Several of these factors will not be present in connection with the transactions that are likely to be proposed to the Alyst stockholders.  Only a limited number of stockholders will be solicited for transactions.  The consideration that may be offered to various stockholders will not be a substantial premium to the trust amount.  The terms which Alyst will offer to various stockholders will not be fixed, but will be individually negotiated with each stockholder.  The proposals made to various stockholders will not be subject to any particular acceptance period applicable to all stockholders, but will be subject to individualized negotiation.  The stockholders will have no “pressure” to accept any proposal, as each stockholder is always entitled to convert and receive cash from the trust, even if all other stockholders support the Business Combination.  For these reasons we do not believe that the transactions Alyst and China Networks Media may propose to the stockholders of Alyst will constitute a tender offer.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

3.
We note your response to prior comment 4. It remains unclear to us how you derived the amounts due to the non-controlling interest pursuant to your arrangements. Please state in a footnote how such amounts were mathematically derived. In this regard, we note that China Networks Media attributed significant allocations of net income to non-controlling interests even though it incurred a net loss for the year ended December 31, 2008.

Response to Comment 3:

The requested disclosure has been added to Note G on page 41 in response to the Staff’s comment.  This table also illustrates that the determination of the non-controlling interest amount excludes the results of China Networks Media (CN BVI Company and non-joint venture entities).

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

4.
Additionally, please provide a separate table to show your calculations of the historical periods that were combined to arrive at the pro forma income statement for China Networks Media for the nine months ended March 31, 2009.

Response to Comment 4:

The requested disclosure has been added on page 32 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 36

5.
Tell us why “non-controlling interest” is presented herein as a liability instead of a component of shareholders’ equity. Since you adopted SFAS 160, you should reflect such adoption in your pro forma financial statements. Similarly, revise your presentation on pages 30, F-49 and F-50.

Response to Comment 5:

SFAS 160 is applicable to fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Since Alyst has been deemed the accounting acquirer and its fiscal year commenced July 1, 2008, SFAS 160 was not applicable.

6.	Please revise to include Notes Payable -net in current liabilities. We note that it is due in full by December 31, 2009 (18 months of the July 2008 issue date).

Response to Comment 6:

The requested disclosure has been added on page 37 in response to the Staff’s comment.

7.
Please enhance your disclosure herein and risk factors as appropriate to address the significant working capital deficit of the combined entity arising from cash amounts due to various parties within 12 months of the balance sheet date, including but not limited to, cash obligations due to notes payable holders, China Networks holders following the business combination, and Alyst non-insider IPO shareholders and/or third parties who enter into arrangements to secure approval of the business combination.

Response to Comment 7:

The disclosure in the proxy statement/prospectus has been revised in consideration of the Staff’s comment by adding an additional risk factor on page 24 discussing the potential working capital deficit.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

Unaudited Pro Forma Condensed Combined Statement of Operations, page 38

8.	Tell us why there is no pro forma adjustment for amortization of contract rights for the nine months ended March 31, 2009.

Response to Comment 8:

Amortization expense of program and contract rights is included in the historical cost of revenues for the nine months ended March 31, 2009. This disclosure has been added to the pro forma statements of operations on page 38 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 40

9.	Please revise your footnotes to explain in detail how you derived the adjustments for interest expense and non-controlling interest expense.

Response to Comment 9:

The footnotes have been revised on page 41 in response to the Staff’s comment.

10.
We note your response to prior comments 9 and 10. Please disclose the critical accounting assumptions underlying China Networks’ valuation and why you believe that their assumptions are still valid for purposes of the business combination.

Response to Comment 10:

Reference is made to the response to Comment 18 herein and specifically to the disclosures included in Note 7, page F-39 and Note 8, page F-60 of the China Networks Media consolidated unaudited financial statements as of March 31, 2009 and 2008 and consolidated financial statements as of December 31, 2008 and 2007, respectively, for a discussion of their critical accounting assumptions.  Alyst, in the course of its due diligence and in its negotiations with China Networks Media, was satisfied with the valuations determined in their processes.  Based upon the Companies’ continuous review of their operations and the fact that these transactions were recently completed with operations and new management commencing at the end of 2008 and early 2009, the Companies are satisfied that the assumptions are still valid.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

Alyst’s Reasons for the Business Combination and the Recommendation of the Board, page 56

11.
We note the revised disclosure on page 57 in response to comment 18 in our letter dated April 24, 2009, and we re-issue our comment in part. As previously requested, please quantify how 2007 and 2008 sales and earnings differed from the disclosed projections. For ease of reference, please incorporate these actual results in a side-by-side tabular comparison with the financial projections table disclosed on page 57.

Response to Comment 11:

The Companies respectfully advise the Staff that the Companies and their counsel consider it appropriate to omit the requested tabular disclosure comparing pro forma projected performance of China Networks Media and actual performance of China Networks Media, because the two measures of performance are not comparable and inclusion of a comparison would likely be misleading and confusing to stockholders.

The projected pro forma sales and net income of China Networks Media was calculated upon the assumption that China Networks Media completed three acquisitions of stations, all as of January 1, 2008, and therefore earned four full quarters of sales and net income from those stations starting on January 1, 2008.  As such, the pro forma projections represented an effort to create a financial picture of what CN Holdings would look like once it had completed at least three acquisitions, not a prediction of actual performance of the combined company as of a particular date.  When the projections were presented to Alyst in 2008, no acquisitions had been completed and therefore it was clear that the pro forma projection could not reflect actual performance for 2008.

In contrast, the actual financial performance of China Networks Media is based upon actual operating performance in a given fiscal year.  Therefore, for example, 2008 only includes one quarter of Kunming’s sales and earnings (while the pro forma projections include four quarters), because of the timing of the closing of the Kunming acquisition.  There are numerous other differences between how pro forma projected sales and net earnings are calculated that differ from how actual figures are calculated that make a comparison of the two sets of figures confusing and misleading.  The two sets of figures have completely different purposes.  The pro forma projected figures create a picture of what CN Holdings will look like after it is assembled from the various acquisitions necessary to create it.  The actual figures to date reflect primarily the timing of when various acquisitions close, and for this reason are not, in the opinion of Alyst, meaningful for purposes of its valuation of China Networks Media.  Alyst does not believe that the timing of these acquisitions has a material impact on the valuation of China Networks Media, because that value is primarily a function of the demonstrated ability of China Networks Media to acquire stations at attractively low multiples to historic earnings and then grow those earnings.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

Actions That May be Taken to Secure Approval of Alyst’s Shareholders, page 60

12.
We note your response to prior comments 5 and 6. Refer to your disclosure in the penultimate paragraph that on page 7 that “In an effort to secure the approval of the Business Combination, Alyst, its officers, directors and founding stockholders, China Networks Media and the holders of China Networks Media common stock may enter into arrangements to provide for the purchase of the common stock issued in the IPO from holders thereof who indicate their intention to vote against the Business Combination and seek conversion or otherwise wish to sell their common stock issued in the IPO or other arrangements that would induce holders of common stock issued in the IPO not to vote against the Business Combination proposal.” Possible methods on page 60 include agreements to purchase Alyst’s non-insider IPO stock which could be facilitated by third parties. Accordingly, tell us:

•
Whether participants in the arrangements could be deemed to constitute a large minority voting interest in the combined entity and whether such arrangements could impact your analysis and conclusion on who the accounting acquirer is.

•	How you considered the relevant accounting literature in determining the classification of the underlying shares that could be cash-settled under each of the arrangements.

Response to Comment 12:

In response to the Staff’s comment, disclosure has been added on page 61 describing the possibility that Alyst, China Networks Media or other persons may enter into arrangements for the purchase of Alyst’s common stock from holders thereof who have indicated that they may vote against the Business Combination, the potential consequences of such arrangements and the possible effect that such arrangements may have upon Alyst’s financial statements and the accounting for the transaction. Alyst advises the Staff that there are no such arrangements, including any that would require to be cash settled, at this time.

Material United States Federal Income Tax Considerations, page 66

13.
We note your response to comment 22 in our letter dated April 24, 2009, and we re-issue our comment. We note that your tax opinion is currently in the form of a short-form opinion. When a short-form opinion is used, it is not acceptable to state that the tax section in the prospectus is an “accurate summary” because counsel appears only to be addressing the “accuracy” of the prospectus disclosure. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. In a short-form opinion, the tax discussion in the prospectus is counsel’s tax opinion and the Exhibit 8 in Item 601(b)(8) or Regulation S-K merely confirms this. Therefore, if you elect to use a short-form opinion, the Exhibit 8 short-form opinion and the prospectus must state clearly that the discussion in the tax consequences section of the prospectus is the opinion of McDermott Will & Emery LLP opinion. It is not acceptable for either the short-form opinion or the prospectus to state that the discussion in the prospectus is an accurate summary or accurate discussion of the tax consequences.

Response to Comment 13:

We have revised the McDermott Will & Emery tax opinion in consideration of the Staff’s comment, attached to the proxy statement/prospect as Exhibit 8.1.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

Results of Operations of China Networks Media Limited, page 112

Three Months Ended March 31, 2009 and March 31, 2008

Years Ended December 31, 2008 and December 31, 2007

Liquidity and Capital Resources, page 121

14.
Please discuss how net income (loss) attributable to shareholders and cash flows were impacted by net income allocations to non-controlling interest and how such allocations were determined for each of the periods presented. In this regard, we note that income allocations were made to the non-controlling interest despite a net loss (before non-controlling interest) that was incurred by the Company during certain of the periods presented. You should discuss in detail the non-controlling interests and income (loss) before non-controlling interests in your discussion of results of operations immediately following your discussion of net income/loss.

Response to Comment 14:

The non-controlling interest is a result of consolidation at the ANT level by eliminating 100% of the registered capital of Hetong and 100% of the results or operations and retained earnings of Hetong (as China Networks Media controls Hetong through a series of contractual relationships and does not have an equity interest in Hetong and does not  participate in its results of operations), and 50% of the results of operations and retained earnings of the JV Tech Cos (as a result of controlling 50% of the joint venture arrangement).  Although at March 31, 2009, China Networks Media incurred net loss on a consolidated basis, ANT and Hetong had net income, thus the difference in allocations. Disclosure has been added on pages 115 and 119 on non-controlling interests and income (loss) before non-controlling interests in response to the Staff’s comment.

China Networks Media, Ltd. Financial Statements

Consolidated Statements of Cash Flows, page F-31

15.	Tell us and disclose the nature of the capital contribution from non-controlling interest and the basis for the transaction.

Response to Comment 15:

This amount is to increase Hetong’s registered capital by RMB5,600,000. The trustees of Hetong borrowed US $1,000,000 from China Network Media, Ltd. and used US $818,081 (RMB5,600,000) to increase Hetong’s registered capital. Disclosure has been added on page F-41, Note 12 in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

Cost of Revenue, page F-35

16.
We note your response to prior comment 40. Please confirm that China Networks has no obligation to buyback advertising time slots that are sold to agency companies and that agency companies have no right to return unsold or unused time slots.

Response to Comment 16:

The Companies confirm that China Networks Media has no obligation to buyback advertising time slots that are sold to agency companies and that agency companies have no right to return unsold or unused time slots.

17.
We note your response to prior comment 41. It is unclear to us why “the Company’s capital contributions to the JV Tech Cos are subsequently paid by the JV Tech Cos to the PRC TV Stations in accordance with the Asset Transfer Agreement.” Tell us why payments under the Asset Transfer Agreement are due at all to the PRC TV Stations for their asset contributions. Further, it is unclear why China Networks would make a cash contribution to joint ventures that it controls which is then paid to the other owners of the joint ventures (PRC TV Stations), who are then allocated most of the net income of the joint ventures. Please advise.

Response to Comment 17:

According to the Joint Venture Contract, the PRC TV Stations contributed intangible assets to the JV Tech Cos as contributed capital, and at the same time, China Networks Media contributed cash to the JV Tech Cos as contributed capital.  According to the Asset Transfer Agreement, the JV Tech Cos will then use the cash to buy program rights, which are different from asset contributions from the PRC TV Stations. The purchase of the program rights from the PRC TV Stations is the consideration paid by China Networks Media to own the contractual rights (intangible assets) to operate PRC TV Stations’ advertising business. The net income of the JV Tech Cos are allocated 50:50 between China Networks Media and the PRC TV Stations.

18.	Citing your basis in the accounting literature, tell us and disclose why a negotiated price for contractual rights constitutes fair value.

Response to Comment 18:

The Companies referred to the AcSEC Issues Paper, “Joint Venture Accounting,” paragraph 53, which concludes that (among other things) assets contributed to the joint venture should be recorded at the amount agreed upon by the parties, which is assumed to be determined by reference to fair market value, but not in excess of the assets’ fair market value.  The formation of the JV Tech Cos is, in substance, an arrangement between ANT and the PRC TV Stations whereby China Networks Media (via ANT) acquired a 50% interest in certain advertising operations of the PRC TV Station via exclusive operating arrangements (the contractual rights) in exchange for a price, as set forth in the Asset Transfer Agreement, agreed to by two unrelated parties (which was determined to be the fair value of the exclusive right to such advertising operations). The price was negotiated and agreed by using a multiple of a prior year net income of the PRC TV Stations advertising operations.  Disclosure has been added on pages F-39, Note 7 and F-60, Note 8 in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

Note 11 – Debt and Equity Bridge Financing, page F-41

19.
We note that China Networks paid $958,333 to certain noteholders to extinguish notes with a principal amount of approximately $2.5 million. Please identify for us the noteholders, their relationship to you and the reasons for their waiver of accrued interest and willingness to incur a loss.

Response to Comment 19:

The noteholders referred to by the Staff are the following three funds: JLF Partners I, LP; JLF Partners II, LP; and JLF Offshore Fund, Ltd.  None of these funds had or have a relationship with China Networks Media. The funds experienced significant losses and liquidity issues in the wake of the recent market downturn.  As a result, Mr. Feinberg, the funds’ manager, closed the funds and was, at the time, seeking capital to return funds to investors.

Kunming Television Station – Advertising Center and Yellow River Television Station…

Combined Statements of Operations, page F-88

20.	Tell us why the amounts presented on page F-88 for the year ended December 31, 2007 differ from the amounts presented on page F-71. Please revise as appropriate.

Response to Comment 20:

The disclosure on page F-71 has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

Registration Statement on Form S-4

Part II – Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

21.
We have reviewed the revised the supplemental draft legal opinion of Maples and Calder provided with your letter dated May 14, 2009, and we reissue our comment in part. As previously noted, the opinion should only cover the securities registered for issuance pursuant to the registration statement. Currently, the securities registered pursuant to the registration statement relate only to the redomestication of Alyst Acquisition Corp. into China Networks International Holdings, Ltd. The subsequent issuance in connection with the merger is not registered on the Form S-4. Therefore, please request counsel to revise its opinion so that it relates only to the securities being registered.

Response to Comment 21:

A revised draft of the subject legal opinion was provided to the Staff supplementally on May 21, 2009 for review.

22.
In response to comment 46 in our letter dated April 24, 2009, you state that Maples and Calder is not opining on the validity of the warrants under New York law. Please note that to register the warrants and options, counsel must opine that the warrants and options are “binding obligations” under the state contract law governing the warrant or option agreement. Therefore, in your next pre-effective amendment, in addition to the revised legal opinion to be provided by Maples and Calder, please also file an opinion of counsel that satisfies your obligation to provide an opinion of counsel that the warrants and options (e.g., Representative’s Unit Purchase Option) are “binding obligations” under the state contract law governing the warrant or option agreement.

Response to Comment 22:

A draft of the requested opinion was provided to the Staff supplementally on May 21, 2009 for review.

*           *           *

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 22, 2009

The Companies respectfully request that further questions or comments from the Staff be delivered as soon as practicable in light of the Companies timetable to receive clearance on the Filings from the Commission as soon as practicable, in order to allow sufficient time for printing and mailing of the proxy statement/prospectus to Alyst’s stockholders for the Special Meeting.  The Companies anticipate that the steps necessary to complete the Redomestication Merger and the Business Combination after the Special Meeting will take approximately one week if stockholder approval is received.  Pursuant to its amended and restated certificate of incorporation, Alyst must dissolve if the Business Combination is not completed by June 29, 2009.

On behalf of the Companies, we very much appreciate the Staff’s continued assistance and cooperation in connection with the review of the Filing and consideration in light of the Companies’ timetable for the Special Meeting.  Questions regarding the above responses or related disclosures may be addressed to the undersigned at 617-535-4088 or Peter Rooney at 212-547-5875.

Respectfully Submitted on behalf of the Companies,

/s/Barbara A. Jones

(Attachments)

cc:	Kathryn Jacobson, Staff Accountant, Division of Corporation Finance
Kyle Moffatt, Accountant Branch Chief, Division of Corporation Finance
Jay Knight, Staff Attorney, Division of Corporation Finance
Michael E. Weksel, Chief Operating Officer & Chief Financial Officer,
Alyst Acquisition Corp.; Chief Financial Officer, China Networks Media Ltd.